As filed with the SEC on March 29, 2006

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

SEC FILE NUMBER
000-24778

NOTIFICATION OF LATE FILING

[X] Form 10-KSB

For the Annual Period Ended December 31, 2005

Part I Registrant Information

Full Name of Registrant: ADS Media Group, Inc.

Address of Principal Executive Office (Street and Number)

12758 Cimarron Path, Suite B-128, San Antonio, Texas 78249-3426

Part II Rules 12b-25(b) and (c)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

(b) The subject Report on Form 10-KSB will be filed on or before the fifteenth calendar day following the prescribed due date.

Part III Narrative

The Report on Form 10-KSB for ADS Media Group, Inc., for the year ended December 31, 2005, is due to be filed on March 31, 2006. The company needs additional time to complete its review of its financial statements, in order to file an accurate quarterly report. The company expects that its Form 10-KSB will be filed by April 15, 2006.

Part IV Other Information

(1) Name and telephone number of person to contact in regard to this information.

Lee Polson	(512) 499-3600

(2)       Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes	[ ] No

(3)       Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes	[ ] No

The company expects that it will report net income for 2005 of nearly $300,000, compared to net income of only approximately $1,000 in 2004, due to increases in sales as it continues to implement its business plan.

Signatures

ADS Media Group, Inc., has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADS Media Group, Inc.

Date: March 29, 2006	/s/ Clark R. Doyal
Clark R. Doyal, President